FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               30 September, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Pre-Close Update Statement sent to the London Stock Exchange on 30 September, 2004 press release

PR0437

              2004/05 INTERIM RESULTS - PRE-CLOSE UPDATE STATEMENT

Released: 30 September 2004

In accordance with normal practice, mmO2 is today issuing the following update prior to entering the close period for its Interim Results to 30 September 2004, which are scheduled to be announced on 17 November 2004.

O2 UK
The Group expects to report that net service revenue growth accelerated in the first half, driven by further growth of the customer base and higher ARPU, in particular in the contract market. This continues to be ahead of previous expectations, and the Group now expects to report net service revenue growth for the full year in the range 9-12%, compared with previous guidance for growth of 7-10%.

As indicated previously, service revenue growth is expected to slow significantly in the second half, as service revenue is re-based following the termination rate cut of approximately 30% imposed by Ofcom on 1 September, and reflecting the continuing competitiveness of the market.

From the start of 2004/05 EBITDA will reflect the transfer to O2 UK of a substantial part of the O2 Online and Products O2 functions. As previously stated, this is expected to reduce the reported EBITDA margin. In addition, in the first half the faster than expected customer growth is expected to hold back EBITDA margin expansion.

In the second half the EBITDA margin is expected to strengthen, and the Group continues to expect to achieve a stable full-year margin on a like-for-like basis.

O2 Germany
In the first half the Group expects to report continued strong service revenue growth, driven by further rapid growth of the customer base. Further improvement in the EBITDA margin in the first half is also expected.

In the second half the Group expects to continue to re-invest to drive further revenue growth, and to achieve a full-year EBITDA margin in the high-teens, in line with the previously stated target.

O2 Ireland
In the first half O2 Ireland is expected to report further steady growth of service revenue and EBITDA, and a stable EBITDA margin. This profile is expected to continue through the second half.

O2 Airwave
The Airwave network roll-out remains on track, and revenue and EBITDA continued to grow significantly in the first half, reflecting the successful roll-out of the service to 40 forces. The roll-out is expected to be substantially completed by the year-end.

Capital expenditure
The Group continues to expect capital expenditure for the full-year to be in the range GBP1.3 - GBP1.4 billion. The increase over the previous year reflects the expected increase in UMTS investment in O2 UK, and higher Airwave expenditure, partially offset by lower UMTS investment in O2 Germany.

Peter Erskine, chief executive of mmO2 commented:
"The strong growth that we reported across all our businesses in the first quarter was sustained into the second quarter, and this will be reflected in our first half results.

O2 UK continues to perform well in a highly competitive market, and we now expect this business to deliver service revenue growth of 9-12% for the year, despite having had to cut our termination rates by around 30% at the start of September. This faster growth is being achieved without diluting the EBITDA margin, which we continue to expect to be stable for the full year, on a like-for-like basis.

O2 Germany continues to grow strongly, and is on track to increase its full year EBITDA margin into the high teens. The launch of Tchibo Mobile, announced today, will give O2 Germany access to new customer groups, through Tchibo's strong distribution channels, and will add a new dimension to our drive to grow our German business.

Our other businesses, O2 Ireland and O2 Airwave, continue to perform well and are on course to deliver their full-year growth and margin targets."

mmO2 Contacts:

Richard Poston                                    David Boyd
Director, Corporate Communications                Head of Investor Relations
mmO2 plc                                          mmO2 plc
richard.poston@o2.com                             david.boyd@o2.com
t: +44 (0)1753 628039                             t: +44 (0)1753 628230

David Nicholas                                    Simon Gordon
Director of Communications                        Press Relations Manager
mmO2 plc                                          mmO2 plc
david.nicholas@o2.com                             simon.gordon@o2.com
t: +44 (0) 771 575 9176                           t: +44 (0)771 007 0698

mmO2 press office: 01753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

- our annual report and accounts and half-yearly reports;

- our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned reports, releases and statements.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.

(end)




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 30 September, 2004                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary